FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December, 2014

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated December  3, 2014, announcing  today that Azercosmos OJSCo and Gilat have signed an agreement to use the SkyEdge II-c network for multi-application satellite managed services for Azercosmos’ customers.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated December 3, 2014	By:	/s/ Yael Shofar
Yael Shofar
Corporate Secretary

 Azercosmos and Gilat Sign Partnership Agreement to Offer
Managed Services on Azerspace-1

Baku, Azerbaijan, December 03, 2014 – Azercosmos Open Joint Stock Company (OJSCo), the premier satellite operator in the Caucasus, and Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Azercosmos OJSCo and Gilat have signed an agreement to use the SkyEdge II-c network for multi-application satellite managed services for Azercosmos’ customers.

"Our Azerspace-1 satellite reaches a customer base spanning Europe, Africa, the Middle East, Central Asia and the Caucasus," pointed out Rashad Nabiyev, CEO of Azercosmos. “We appreciate the multi-application nature of Gilat’s SkyEdge II-c platform, which enables us to target a diverse set of markets including broadband, mobility and cellular backhauling.”

“We are pleased to have been selected by the leading satellite operator in Azerbaijan and the Central Asia region,” commented Erez Antebi, Gilat's CEO. "We are proud to be working together with Azercosmos to bring advanced communication services to the Consumer, Enterprise and Government sectors.”

About Azercosmos
Azercosmos is the premier satellite operator in the Caucasus. Azerspace-1, the telecommunication satellite operated by Azercosmos, provides highly-reliable broadband and broadcast solutions to its customers in Europe, Africa, Middle East, the Caucasus, and Central Asia. The satellite, to operate in orbit for at least 15 years, was launched in February 2013 and is equipped with 36 transponders: 24 in C-band and 12 in Ku-band at 46¡ East longitude. Strategic development plans of the company include launch of the second telecommunications satellite and establishment of commercial business of Earth observation services in upcoming years.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Azercosmos
Aysel Soltanova, PR and Communications Manager
+994 12 5650055 ext. 169
aysel.soltanova@azercosmos.az

Gilat Satellite Networks
Joelle Inowlocki, Head of Corporate Marketing
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com